Exhibit 99.2

March 11, 2021

Board of Directors

1895 Bancorp of Wisconsin, MHC

1895 Bancorp of Wisconsin, Inc.

1895 Bancorp of Wisconsin, Inc. (Maryland)

PyraMax Bank, FSB

7001 West Edgerton Avenue

Greenfield, WI 53220

Re:	Plan of Conversion and Reorganization

1895 Bancorp of Wisconsin, MHC

Members of the Board of Directors:

Pursuant to your request, this letter constitutes the opinion of Faust Financial, LLC as to the value of the subscription rights of the “to be issued” stock of 1895 Bancorp of Wisconsin, Inc., a new Maryland stock holding company (the “Company”). Capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of 1895 Bancorp of Wisconsin, MHC (the “MHC”) and 1895 Bancorp of Wisconsin, Inc., a federal corporation.

The Plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, the Company will be organized and will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of PyraMax Bank, FSB will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

In accordance with the Plan, subscription rights to purchase shares of common stock in the Company will be issued in the priority listed to: 1) Eligible Account Holders of PyraMax Bank, FSB; 2) Employee Plans, 3) Supplemental Eligible Account Holders of PyraMax Bank, FSB, and 4) Other Members. Solely because the subscription rights will be issued to the recipients without cost, legally non-transferable and of short duration, and will afford the recipients the right only to purchase shares of common stock of the Company at the same price as will be paid by members of the general public in a direct community offering, without undertaking any investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we believe that:

Faust Financial, LLC
2009 NE 22nd Street,	Direct: 216.374.6001
Fort Lauderdale, FL 33305	mfaust@faust-financial.com

Members of the Board of Directors

March 11, 2021

(1)	the subscription rights will have no ascertainable fair market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma fair market value of the shares upon issuance.

Sincerely,

Faust Financial, LLC